Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated November 14, 2007 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On November 13, 2007, the Company filed its Report on Form 10-Q for the quarter ended September 30, 2007. The 10-Q Report includes consolidated financial statements for the three and nine months ended September 30, 2007. Summary 2007 financial results for the three months ended September 30, 2007 are: net sales, $253.5 million; operating income, $14.8 million; net income, $4.0 million; and earnings per share, $0.24. Summary 2007 financial results for the nine months ended September 30, 2007 are: net sales, $609.9 million; operating income, $37.1 million; net income, $10.9 million; and earnings per share, $0.65.
     We typically experience softness in the fourth quarter as many of our end markets reduce their inventory stocking levels in conjunction with the year-end holidays. Notwithstanding, we started the fourth quarter with strong results in October. While we continue to experience inflationary cost pressures from higher material and fuel costs, we have been successful in offsetting some of these pressures by the implementation of our cost reduction initiatives. However, the recent, significant downturn in copper prices and fluctuating market demands could potentially have a negative impact on our fourth quarter revenues and profitability.
Restructuring
     On November 8, 2007, our board approved the planned Copperfield integration strategy of streamlined manufacturing operations and cost reductions that was considered in our Copperfield acquisition. This plan involves the consolidation and closure of Copperfield manufacturing and distribution facilities located in Avilla, Indiana; Nogales, Arizona; and El Paso, Texas, into operations at a modern facility in El Paso, Texas along with realignments of existing Copperfield facilities. We expect that these measures will result in a combination of restructuring charges and purchase accounting adjustments of approximately $0.3 to $0.6 million in the fourth quarter of 2007 and approximately $3.5 to $4.5 million in 2008 for other restructuring costs. We estimate that these measures will result in net cash expenditures of approximately $2.0 to $3.0 million in 2007 and 2008 depending on various factors including the timing of the sale of two of our owned facilities and the amount of proceeds received. We may not be able to achieve the planned cash flows and savings estimates if we are unable to accomplish these integration activities in a timely basis, are unable to achieve expected efficiencies in our manufacturing and logistics consolidations, or if unforeseen developments or expenses arise.
Woods Acquisition
     On November 1, 2007, we entered into a definitive agreement to acquire the electrical products business of Katy Industries, Inc. (“Katy”), which operates in the United States as Woods Industries, Inc. (“Woods U.S.”) and in Canada as Woods Industries (Canada) Inc. (“Woods Canada”). The principal business of Woods U.S. and Woods Canada is the design and distribution of consumer electrical corded products, which are sold principally to national home improvement, mass merchant, hardware and other retailers. We believe this acquisition is an opportunity to broaden our product and customer diversification with an expanded engineering and sourcing platform in Asia, enhanced market presence in Canada, and an expanded customer base in the U.S.
     We will purchase certain assets of the U.S. subsidiary and all the stock of the Canadian subsidiary for a total cash purchase price of $45.0 million. Included in the acquisition is net working capital in excess of $41.0 million, which does not include the effect of post-closing working capital adjustments. We will utilize our current Revolving Credit Facility to fund the purchase price. We plan a permanent reduction of working capital of approximately $12.0 to $15.0 million within three months of the closing, thereby enabling us to reduce the acquisition debt by a like amount. The closing of the transaction is subject to customary closing conditions and is expected to be completed on November 30, 2007. We discussed the letter of intent for this acquisition in our Report for Form 10-Q for the three month period ended June 30, 2007.
     From time to time, we consider acquisition opportunities that could materially increase the size of our business operations.

Election of New Directors
          On November 9, 2007, the Board of Directors of Coleman Cable elected Issac M. Neuberger and Harmon S. Spolan to become directors effective as of the close of business on November 16, 2007.
          Mr. Neuberger is a founding principal of the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., located in Baltimore, Maryland. He also serves as a member of the Board of Directors of AmTrust Financial Services, Inc. (NASDAQ: AFSI).
          Mr. Spolan is of Counsel to the law firm of Cozen O’Connor P.C. in Philadelphia, Pennsylvania. Prior to joining Cozen in 1999, he served as president of Jefferson Bank for 22 years. Mr. Spolan is also a member of the Board of Directors of Atlas America Inc. (NASDAQ: ATLS) and TRM Corp. (NASDAQ: TRMM).
          Messrs. Neuberger or Spolan have not yet been named to any committee of the Board.
          There are no related persons transactions under Item 404(a) of Regulations S-K between us and Mr. Neuberger or between us and Mr. Spolan. Further, there are no arrangements or understandings between Mr. Neuberger and us, or Mr. Spolan and us, and any other person pursuant to which either of them was or is selected as a director.
          Each of Mr. Neuberger and Mr. Spolan will receive the same compensation received by our other non-employee directors.
Related Party Transaction
          David Bistricer is a member of the Company’s Board of Directors and owns Morgan Capital LLC (“Morgan Capital”), a company with 15 employees engaged in the real estate business. Prior to July 1, 2007, Morgan Capital’s employees purchased health insurance for themselves and their dependents from the Company’s insurance carrier at the same rates paid by the Company for its employees. This arrangement resulted in no additional cost to the Company. On July 1, 2007, the Company revised its health insurance arrangements so that it would self-insure its employees’ health coverage subject to an insurance policy providing catastrophic health coverage in the event the claims of any employee exceeded $40,000 in any year. The employees of Morgan Capital became part of the self insurance arrangement. Morgan Capital is now attempting to obtain separate insurance arrangements for its employees and expects that these arrangements will be in place by December 31, 2007, if not sooner. Morgan Capital has agreed to indemnify the Company for any payments it makes for any Morgan Capital participants in excess of premiums Morgan Capital pays to the Company, as well as for any administrative expenses relating to the participation of the Morgan Capital participants, which are not expected to be significant.

     Business Segment Information
     We have four business segments: (i) electrical/wire and cable distributors; (ii) specialty distributors and OEMs; (iii) consumer outlets; and (iv) Copperfield. These segment classifications are based on an aggregation of customer groupings and distribution channels because this is how we manage and evaluate our business. We sell substantially all of our products through each of our four segments, except that our fabricated bare wire products are sold only by our specialty distributors, OEM and Copperfield segments. For the three months ended September 30, 2007, the electrical/wire and cable distributors segment, the specialty distributors and OEMs segment, the consumer outlets segment, and Copperfield represented approximately 15.3%, 21.9%, 6.9% and 55.9% of our net sales on a consolidated basis, respectively. Our segment information presented below includes a separate line for corporate adjustments, which consist of items not allocated to a particular business segment, including costs for employee relocation, discretionary bonuses, professional fees, restructuring expenses, management fees and intangible amortization. The period-to-period comparisons set forth in this section include information about our four segments.

Financial data for our business segments is as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2006		2007		2006		2007
	Amount	%	Amount	%	Amount	%	Amount	%
			(In thousands)
Net Sales:
Electrical / Wire and Cable Distributors	$40,540	35.3%	$38,737	15.3%	$111,447	34.8%	$111,059	18.2%
Specialty Distributors and OEMs	58,325	50.7	55,553	21.9	170,430	53.2	173,066	28.4
Consumer Outlets	16,060	14.0	17,593	6.9	38,260	12.0	53,349	8.7
Copperfield	—	0.0	141,570	55.9	—	0.0	272,393	44.7

Total	$114,925	100.0%	$253,453	100.0%	$320,137	100.0%	$609,867	100.0%

Operating Income:
Electrical / Wire and Cable Distributors	$7,238	17.9%	$3,394	8.8%	$20,058	18.0%	$10,166	9.2%
Specialty Distributors and OEMs	8,829	15.1	5,697	10.3	24,227	14.2	16,818	9.7
Consumer Outlets	1,542	9.6	1,437	8.2	2,424	6.3	5,183	9.7
Copperfield	—	0.0	6,083	4.3	—	0.0	9,599	3.5

Total	17,609		16,611		46,709		41,766
Corporate	(3,430)		(1,773)		(5,543)		(4,639)

Consolidated operating income	$14,179	12.3%	$14,838	5.9%	$41,166	12.9%	$37,127	6.1%

Three Months Ended September 30, 2007 Compared with Three Months Ended September 30, 2006
Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the three months ended September 31, 2007 were $38.7 million compared to $40.5 million for the three months ended September 30, 2006, a decrease of $1.8 million or 4.4%. This decrease was due primarily to a decline in demand from existing customers and pricing pressures due to contracting market conditions. There was a decrease in volume of 0.7% primarily due to weaknesses in the residential construction markets. This decline was somewhat offset by strength in the MRO, industrial and commercial construction markets.
     Operating income for our electrical/wire and cable distributors segment for the three months ended September 30, 2007 was $3.4 million compared to $7.2 million for the three months ended September 30, 2006, a decrease of $3.8 million, or 52.8%. This decrease resulted from lower market demand and related pricing pressures, the costs of plant realignments and stock compensation expense.
Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the three months ended September 30, 2007 were $55.6 million compared to $58.3 million for the three months ended September 30, 2006, a decrease of $2.7 million, or 4.6%. There was a decrease in volume of 7.9% due to declines in demand from our existing customers and pricing pressures due to contracting market conditions, offset by growth and market share gains in our OEM/government and industrial channels.
     Operating income for our specialty distributors and OEMs segment for the three months ended September 30, 2007 was $5.7 million compared with $8.8 million for the three months ended September 30, 2006, a decrease of $3.1 million or 35.2%. This decrease was primarily due to the decline across most business channels due to pricing pressures and contracting market conditions, the costs of plant realignments, and stock compensation expense.
Consumer Outlets
     Net sales for our consumer outlets segment for the three months ended September 30, 2007 were $17.6 million compared to $16.1 million for the three months ended September 30, 2006, an increase of $1.5 million or 9.3%. This increase was due primarily to a volume increase of 3.4%. The volume increase was primarily due to market share gains with key target customers in 2007.
     Operating income for our consumer outlets segment for the three months ended September 30, 2007 was $1.4 million compared to $1.5 million for the three months ended September 30, 2006. The operating income earned was consistent largely due to volume increases, the ability to spread fixed costs across a larger revenue base, and improved operational efficiencies due to plant realignments in 2006. This was offset by increased advertising due to new customer promotions, stock compensation expense and the accrual of management bonuses due to increased profitability.
Copperfield
     No comparison is presented for Copperfield because it was not included in our financial results in 2006.
     Operating income for Copperfield is reduced by an increase in depreciation expense of $1.0 million and the amortization of intangible assets of $2.5 million due to purchase price allocations.

Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006
Electrical/Wire and Cable Distributors
     Net sales for our electrical/wire and cable distributors segment for the nine months ended September 30, 2007 were $111.1 million compared to $111.4 million for the nine months ended September 30, 2006, a decrease of $0.3 million or 0.3%. This decrease was due primarily to a decline in demand from existing customers and pricing pressures due to contracting market conditions. There was a decrease in volume of 3.1% primarily due to weaknesses in the residential construction markets. This decline was somewhat offset by strength in the MRO, industrial and commercial construction markets.
     Operating income for our electrical/wire and cable distributors segment for the nine months ended September 30, 2007 was $10.2 million compared to $20.1 million for the nine months ended September 30, 2006, a decrease of $9.9 million, or 49.3%. This decrease was attributed to the rapid drop in copper during the end of 2006 and beginning of 2007, which resulted in compressed margins due to the lag in working through our inventory layers, as well as pricing pressures due to lower market demand, the costs of plant realignments, the decrease in volume, and stock compensation expense.
Specialty Distributors and OEMs
     Net sales for our specialty distributors and OEMs segment for the nine months ended September 30, 2007 were $173.1 million compared to $170.4 million for the nine months ended September 30, 2006, an increase of $2.7 million, or 1.6%. There was a decrease in volume of 8.2% due to declines in demand from our existing customers, offset by growth and market share gains in our OEM/government and industrial channels.
     Operating income for our specialty distributors and OEMs segment for the nine months ended September 30, 2007 was $16.8 million compared with $24.2 million for the nine months ended September 30, 2006, a decrease of $7.4 million or 30.6%. This decrease was primarily due to the rapid drop in copper prices during the end of 2006 and beginning of 2007 which resulted in compressed margins across most business channels due to the lag in working through our inventory layers, as well as the costs of plant realignments and stock compensation expense due to options issued, somewhat offset by the ability to spread fixed costs across a larger revenue base.
Consumer Outlets
     Net sales for our consumer outlets segment for the nine months ended September 30, 2007 were $53.3 million compared to $38.3 million for the nine months ended September 30, 2006, an increase of $15.0 million or 39.2%. This increase was due primarily to a volume increase of 21.9% and price increases associated with raw material cost increases. The volume increase was primarily due to an increase of automotive product sales due to improved market conditions compared to 2006 and to initial stocking orders for product line expansions with existing customers in 2007.
     Operating income for our consumer outlets segment for the nine months ended September 30, 2007 was $5.2 million compared to $2.4 million for the nine months ended September 30, 2006, an increase of approximately $2.8 million, or 116.7%. This increase was largely due to strength in demand in our automotive channel, expanded product placement with existing customers, the ability to spread fixed costs across a larger revenue base, improved operational efficiencies due to plant realignments in 2006 and the ability to secure price increases. This was offset by increased advertising expense due to new customer promotions, increased commission expense due to higher revenues, stock compensation expense and the accrual of management bonuses due to increased profitability.
Copperfield
     No comparison is presented for Copperfield because it was not included in our financial results in 2006.
     Operating income for Copperfield is reduced by an increase in depreciation expense of $2.0 million, an increase in inventories of $2.7 million, and the amortization of intangible assets of $5.1 million due to purchase price allocations.

Liquidity and Capital Resources
Debt
     As of September 30, 2007, we had the following long-term debt (including capital lease obligations) outstanding in thousands of dollars:

As of
September 30, 2007
Revolving credit facility	$100,004
Senior notes	243,136
Capital lease obligations	851
Other long-term debt	756

Total long-term debt	$344,747

Senior Secured Revolving Credit Facility
     On April 2, 2007, in connection with our acquisition of Copperfield, we entered into an Amended and Restated Credit Agreement with Wachovia Bank, National Association, as administrative agent (“agent”), which amends and restates the previously existing agreement in its entirety, and provides for an asset-based revolving credit facility with aggregate advances not to exceed the lesser of (i) $200.0 million or (ii) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. The Revolving Credit Facility (the “Revolving Credit Facility”) matures on April 2, 2012. Interest is payable, at our option, at the agent’s prime rate plus a range of 0.0% to 0.5% or the Libor rate plus a range of 1.25 % to 1.75%, in each case based on quarterly average excess availability under the revolving credit facility.
     The Revolving Credit Facility accrued interest at an average rate of 7.04%, and our average borrowed amount was $95.5 million for the six month period ended September 30, 2007. We had no borrowings for the three months ended March 31, 2007.
     Our Revolving Credit Facility under the Revolving Credit Agreement is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any.
     The Revolving Credit Agreement contains financial covenants requiring us to maintain a minimum fixed charge coverage ratio and to maintain minimum excess availability under the credit facility. In addition, the Revolving Credit Agreement contains affirmative and negative covenants, including restrictions on the payment of dividends and distributions, indebtedness, liens, investments, guarantees, mergers and consolidations, sales of assets, affiliate transactions, sale and leaseback transactions and leases. We are also prohibited by the Revolving Credit Agreement from making prepayments on our senior notes, except for scheduled payments required pursuant to the terms of such senior notes. The financial covenants in the Revolving Credit Agreement:
•	require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which excess availability under the credit facility falls below $30.0 million, and

•	require us to maintain excess availability under the credit facility of not less than $10.0 million.
     On November 1, 2007, we amended the Revolving Credit Agreement. The amendment permits us to acquire substantially all of the assets of Woods U.S., and all of the capital stock of Woods Canada, upon the satisfaction of the following conditions: (i) the agent shall have received a review of the financial condition of Woods U.S. and Woods Canada conducted by a firm of independent certified public accountants of nationally recognized standing reasonably acceptable to the administrative agent (the ”Financial Review”); (ii) the agent shall have completed a field examination with respect to the working capital assets of Woods U.S. to be included in the borrowing base; (iii) if, either immediately before or after consummation of the acquisition, excess availability under the Revolving Credit Agreement is less than $30.0 million, we shall have delivered to the agent a certificate demonstrating compliance with all financial covenants on a pro forma basis; (iv) no default or event of default shall exist immediately prior to or after the consummation of the acquisition; and (v) the agent shall have received copies of all material acquisition documents which are reasonably satisfactory to the agent. The agent has reviewed the purchase agreement and the Financial Review and has informed us that such documents are satisfactory. The amendment also permits us future investments in our Canadian subsidiaries in an aggregate amount, together with any investment made to consummate the acquisition of Woods Canada, not to exceed $25.0 million.
Senior Notes
     On September 28, 2004, we issued senior notes in an aggregate principal amount of $120.0 million, bearing interest at a fixed rate of 9.875% and maturing in 2012. The notes are guaranteed by our domestic restricted subsidiaries.
     On April 2, 2007, in connection with our acquisition of Copperfield, we issued the 2007 Notes in an aggregate principal amount of $120.0 million, bearing interest at a fixed rate of 9.875% and maturing in 2012, and having the same terms and conditions as our senior notes issued in 2004, which were issued under the same indenture. We sold these notes at a premium to par value of 2.875%, resulting in proceeds to us of $123.5 million. Because of the issuance of these notes, our outstanding notes have an aggregate principal amount of $240.0 million.
     The indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our credit facility), unless our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0. As of September 30, 2007, our consolidated fixed charge coverage ratio was 3.0 to 1.0. Upon the occurrence of a change of control, we must offer to repurchase the notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The indenture also contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: make restricted payments; create liens; pay dividends; consolidate, merge or sell substantially all of our assets; enter into sale and leaseback transactions; and enter into transactions with affiliates.
     As of September 30, 2007, we were in compliance with all of the covenants contained in the indenture.
     We may redeem some or all of the notes at any time on or after October 1, 2008, at redemption prices set forth in the indenture. In addition, before October 1, 2007, we may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to 109.875% of their aggregate principal amount, plus accrued interest, with the cash proceeds from certain kinds of equity offerings.
Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements increase when we experience strong incremental demand for products or significant copper price increases.
     Our management assesses the future cash needs of our business by considering a number of factors, including:
•	our historical earnings and cash flow performance;

•	management’s assessment of our future working capital needs;

•	our current and projected debt service expenses;

•	management’s planned capital expenditures; and

•	our ability to borrow additional funds under the terms of our credit facility and our senior notes.
     Based on the foregoing, we believe that cash flow from operations and borrowings under our Revolving Credit Agreement will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.
     On April 2, 2007, we issued $120.0 million in senior notes, and entered into the Revolving Credit Agreement, which was amended on November 1, 2007. We financed the Copperfield acquisition and related transaction expenses with the proceeds from the sale of 2007 Notes of $123.5 million, borrowings under our Revolving Credit Agreement of $73.6 million, and cash on hand of $22.9 million.
     On November 1, 2007, we entered into a purchase agreement to acquire, for $45.0 million, the stock of Woods Canada and certain assets of Woods U.S., including certain working capital items. We expect that our borrowings under our Revolving Credit Agreement will increase by approximately $45.0 million on or about November 30, 2007 in connection with the closing of this acquisition. We also expect that, after the Woods closing, our borrowings will decrease as a result of the sale of inventory included in the Woods acquisition.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the credit facility. If cash flows generated from our operations, together with borrowings under our credit facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations contained in the credit facility and the indenture relating to our senior notes on our ability to incur debt could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.
     Net cash used by operating activities for the nine months ended September 30, 2007 was $5.4 million compared to net cash provided by operating activities of $22.1 million for the nine months ended September 30, 2006. The primary factors contributing to the increase in cash used by operating activities for the nine months ended September 30, 2007 compared to 2006 were: (i) a $16.7 million decrease in net income; (ii) a $11.1 million increase in cash used by accounts receivable due to increases in selling prices and timing of collections; (iii) a $7.7 increase in cash used by inventories due to higher raw material costs and increased quantities; and (iv) a $6.7 million decrease in accounts payable due to timing of payments. These factors were offset by: (i) a $2.6 million increase in stock-based compensation; (ii) a $7.0 million increase in accrued liabilities; (iii) a $10.0 million increase in depreciation and amortization primarily due to additional debt acquisition costs and intangibles acquired in the purchase of Copperfield.
     Net cash used in investing activities for the nine months ended September 30, 2007 was $219.7 million due to $4.9 million of capital expenditures and $214.8 million for the acquisition of Copperfield.
     Net cash provided by financing activities for the nine months ended September 30, 2007 was $216.2 million, due to net borrowings under our revolving loan facilities of $98.2 million and the issuance of additional senior notes of $119.4 million including premiums, net of fees and expenses. This was off set by the payment of long-term debt of $0.9 million and $0.5 million of common stock issuance costs related to the private equity offering.
     At September 30, 2007, we had $5.9 million of cash on hand due to a favorable LIBOR interest rate agreement which we chose to take advantage of in lieu of paying down our Revolving Credit Facility.
     During the third quarter ended September 30, 2005, we experienced a theft of inventory as a result of break-ins at our manufacturing facility located in Miami Lakes, Florida. We believe we will recover the amount of the loss, net of deductibles, under our insurance policy. As a result of the loss, we reduced the cost of inventory by $1.3 million and recorded an insurance receivable, which is included in prepaid expenses and other current assets in the condensed consolidated balance sheets.
     On November 14, 2006, we approved a plan to close our manufacturing facility and sell the building and property located in Siler City, North Carolina. We determined that the efficient utilization of our manufacturing assets would be enhanced by partial relocation of production to our plants in Hayesville, North Carolina and Waukegan, Illinois supplemented by additional international sourcing.
     We estimate the total remaining cost of the closure and realignment to be approximately $0.03 million of other costs related to the closure. We expect that the closure will be complete by the end of the first quarter of 2008.
     On November 8, 2007, our board approved the planned Copperfield integration strategy of streamlined manufacturing operations and cost reductions that was considered in our Copperfield acquisition. This plan involves the closure and consolidation of Copperfield manufacturing and distribution facilities located in Avilla, Indiana; Nogales, Arizona; and El Paso, Texas, into operations at a modern facility in El Paso, Texas along with realignments of existing Copperfield facilities. We expect that these measures will result in a combination of restructuring charges and purchase accounting adjustments of approximately $0.3 to $0.6 million in the fourth quarter of 2007 for severance costs and approximately $3.5 to $4.5 million in 2008 for other restructuring costs. We estimate that these measures will result in net cash expenditures of approximately $2.0 to $3.0 million in 2007 and 2008 depending on various factors including the timing of the sale of two of our owned facilities and the amount of proceeds received.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: the level of market demand for our products; competitive pressures; economic conditions in the U.S.; price fluctuations of raw materials; environmental matters; general economic conditions and changes in the demand for our products by key customers; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing and integration consolidations; changes in the cost of labor or raw materials, including PVC and fuel costs; inaccuracies in purchase agreements relating to acquisitions; failure of customers to make expected purchases, including customers of acquired companies; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus.